Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 14 DATED JANUARY 10, 2017
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016 and filed with the SEC on September 27, 2016, and as supplemented by supplement no. 13 dated December 20, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a minor change to the thresholds at which our volume discounts take effect.
Volume Discounts
We will offer volume discounts to investors who purchase $1,000,000 or more of Class A or Class T shares of our common stock in the primary offering. The net proceeds to us from a sale of shares eligible for a volume discount will be the same, but the selling commissions and, in some cases, the dealer manager fees we pay will be reduced. Because our dealer manager will reallow all selling commissions, the amount of commissions participating broker-dealers receive for such sales of shares will be reduced. The stockholder servicing fee paid with respect to any purchases made at a discount to the purchase price, as described in this “Plan of Distribution” section, will be calculated based on the undiscounted purchase price.
The following table shows the discounted price per share and the reduced selling commissions and dealer manager fee payable for volume sales of our Class A shares based on the initial primary offering price of $10.39 per share.

Volume Discount Table for Class A Shares
Dollar Volume Class A Shares Purchased			Sales Commissions (Based on $10.39 Price Per Share)	Dealer Manager Fee (Based on $10.39 Price Per Share)	Price Per Share to Investor
$0	to	$999,999	6.5%	2.0%	$10.390
$1,000,000	to	$1,999,999	5.5%	2.0%	$10.286
$2,000,000	to	$2,999,999	4.5%	2.0%	$10.182
$3,000,000	to	$3,999,999	3.5%	1.5%	$10.026
$4,000,000	to	$9,999,999	2.0%	1.5%	$9.871
$10,000,000	and above		1.0%	1.0%	$9.715
We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per share of $10.39. For example, a purchase of 250,000 Class A shares in a single transaction would result in a purchase price of $2,545,500 ($10.182 per share), selling commissions of $116,888 and dealer manager fees of $51,950.
If an investor purchases $3,000,000 or more of Class A shares in the primary offering through a distribution channel under which selling commissions are not paid, we will apply the reduced dealer manager fee available as set forth in the table below. The following table shows the discounted price per Class A share and the reduced dealer manager fee payable for volume sales of our shares sold net of selling commissions.

Volume Discount Table for Purchases of Class A Shares Made Net of Selling Commissions
Dollar Volume Class A Shares Purchased	Dealer Manager Fee (Based on $10.39 Price Per Class A Share)	Price Per Class A Share to Investor*
$3,000,000 to $9,999,999	1.5%	$9.663
$10,000,000 and above	1.0%	$9.611
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*	Price per Class A share to investor assumes an initial undiscounted purchase price of $10.39; the dealer manager fee is calculated based on the $10.39 undiscounted offering price.

The following table shows the discounted price per share and the reduced selling commissions and dealer manager fee payable for volume sales of our Class T shares based on the initial primary offering price of $10.00 per share.

Volume Discount Table for Class T Shares
Dollar Volume of Class T Shares Purchased			Sales Commissions (Based on $10.00 Price Per Share)	Dealer Manager Fee (Based on $10.00 Price Per Share)	Price Per Share to Investor
$0	to	$999,999	3.0%	2.0%	$10.00
$1,000,000	to	$1,999,999	2.0%	2.0%	$ 9.90
$2,000,000	to	$2,999,999	1.5%	2.0%	$ 9.85
$3,000,000	to	$3,999,999	1.0%	1.5%	$ 9.75
$4,000,000	to	$9,999,999	0.5%	1.5%	$ 9.70
$10,000,000	and above		0.5%	1.0%	$ 9.65
We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per share of $10.00. For example, a purchase of 250,000 Class T shares in a single transaction would result in a purchase price of $2,462,500 ($9.85 per share), selling commissions of $37,500 and dealer manager fees of $50,000.
To qualify for a volume discount as a result of multiple purchases of our Class A or Class T shares, a stockholder must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if a stockholder fails to mark the “Additional Investment” space. Once a stockholder qualifies for a volume discount, such stockholder will be eligible to receive the benefit of such discount for subsequent purchases of shares in the primary offering. If a subsequent purchase entitles an investor to an increased reduction in sales commissions and/or the dealer manager fee, the volume discount will apply only to the current and future investments.
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided that, purchases by an individual investor and his or her spouse living in the same household may also be combined as a “single purchaser” for purposes of determining the applicable volume discount.
In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify an investor for the different discount levels.
Volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels. However, with respect to California residents, no discounts will be allowed for combined purchases by an individual investor and his or her spouse living in the same household.

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